SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 EUROTECH, LTD.
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                                (Name of issuer)

                         COMMON STOCK, $0.0025 par value
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                         (Title of class of securities)


                                   298796103
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                                 (CUSIP number)

                Samuel M. Krieger, Esq., Krieger & Prager, LLP,
                     39 Broadway, New York, New York 10006
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 12, 2005
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box 9.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 5 Pages)

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                                                               Page 2 of 6 Pages

CUSIP No.   379337108
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [   ]
             SOUTHSHORE CAPITAL FUND, LTD. ("Reporting Entity")
             EIN No.     N/A
---------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A                        (a) |_|
      MEMBER OF A GROUP (SEE INSTRUCTIONS)                  (b) |_|
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3     SEC USE ONLY
---------------------------------------------------------------------
4     SOURCE OF FUNDS
                          WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED |_| PURSUANT TO ITEMS 2(D) OR 2(E)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                          Reporting Entity:  Cayman Islands
---------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                                  8,257,088
NUMBER OF SHARES       ----------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
OWNED BY EACH                                     -0-
REPORTING  PERSON      ----------------------------------------------
WITH                   9     SOLE DISPOSITIVE POWER
                                                  8,257,088
                       ----------------------------------------------
                       10    SHARED  DISPOSITIVE  POWER
                                                  -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  8,257,088
---------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
      CERTAIN SHARES
                                                                |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         8.257% (See Item 5(a) below)
---------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                           Reporting Entity:    CO
---------------------------------------------------------------------


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                                                               Page 3 of 6 Pages

ITEM 1.  Security and Issuer

             Common Stock, $0.00025 par value
             EUROTECH, LTD.
             10306 Eaton Place
             Fairfax, VA 22030

ITEM 2.  Identity and background:

      1.     Reporting Entity

      a.     Southshore Capital Fund Ltd.
      b.     c/o Lion Corporate Services
             No. 27 Cumberland House,
             P.O. Box NB-10818,
             Cumberland Street,
             Nassau, the Bahamas
      c.     State of Organization: Cayman Islands
             Principal Business: Investments
      d.     None
      e.     None

      Name of Executive Officers and Principal Members of Reporting Entity

      a.     Livingstone Asset Management Ltd.
      b.     c/o Harbor House, Waterfront Drive
             P.O. Box 972
             Road Town, Tortola, British Virgin Islands
      c.     Investment Adviser
      d.     None
      e.     None
      f.     Bahamas

      a.     Discovery Management Ltd.
      b.     Harbor House, Waterfront Drive
             P.O. Box 972
             Road Town, Tortola, British Virgin Islands
      c.     Director of Reporting Entity
      d.     None
      e.     None
      f.     British Virgin Islands


      a.     Navigator Management Ltd.
      b.     Harbor House, Waterfront Drive
             P.O. Box 972
             Road Town, Tortola, British Virgin Islands

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                                                               Page 4 of 6 Pages

      c.     Director of Reporting Entity
      d.     None
      e.     None
      f.     British Virgin Islands

      a.     David Sims
      b      Harbour House, Waterfront Drive
             P.O.B. 972
             Road Town, Tortola, British Virgin Islands.
      c.     Director of Investment Adviser
      d.     None
      e.     None
      f.     United Kingdom

ITEM 3.  Source and Amount of Funds or Other Consideration

         Source:  Working capital of Reporting Entity
         Amount:  $ 216,331.61


ITEM 4.  Purpose of Transaction

      As previously disclosed, by letter dated May 4, 2005 and a subsequent Letter, the Reporting Entity has requested that it be provided with a list of shareholders, and the required books and records under the DC Code. The Issuer has provided the Reporting Entity with a list of shareholders.

      No meeting of shareholders, as mandated by law has been called by the existing Board of the Issuer for more than 24 months. The Reporting Entity intends to request that the Directors of the Company promptly call a shareholder's meeting and will submit its own nominees for directors to be elected at such meeting of shareholders. In connection therewith, the Reporting Entity will, if necessary, bring an action to require the Company and its Directors to hold a meeting of shareholders. Reporting Entity will seek to replace some or all of the Issuer's current management and will also seek to remove any remaining current board members.

ITEM 5. Interest in Securities of Issuer

      a.& b. All of the information given below is as of July 15, 2005. Since current shareholder information is unavailable, percentages are based on information that the maximum number of authorized shares of Common Stock that may be issued is 100,000,000.In the Company's last Form 10-QSB filed on July 10, 2003 , it reported that there were 98,455,773 shares issued and outstanding at March 31, 2003.

Name                                Total Shares               Per Cent

Reporting Entity                    8,257,088                  8.257%

      c. The Reporting Entity expressly disclaims any beneficial interest in the shares held by any other entity or persons, and has no right to direct the voting or disposition of such shares.

      None of the executive officers, directors or other persons controlling Reporting Entity owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer.

      During the 60 days prior to the filing of this Schedule 13D, the Reporting Entity has not bought or sold any shares of Common Stock of the Issuer except as follows:

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                                                               Page 5 of 6 Pages

CUSIP No. 379337108                   13D
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Date                  Transaction           No. of Shares          Price
-------               -----------           -------------          ------
2/28/05                  Buy                   125,000              0.0227
3/2/05                   Buy                   424,000              0.023
3/3/05                   Buy                   561,200              0.0249
3/10/05                  Buy                   386,000              0.0244
311/05                   Buy                   601,000              0.0279
3/14/05                  Buy                   417,000              0.0319
3/16/05                  Buy                   100,000              0.0269
3/17/05                  Buy                   108,550              0.0236
4/25/05                  Buy                   320,000              0.0246
4/29/05                  Buy                   840,462              0.0287
5/2/05                   Buy                   275,000              0.0279
5/15/05                  Buy                    97,000              0.031
5/19/05                  Buy                 1,183,060              0.032
5/20/05                  Buy                    30,000              0.028
5/24/05                  Buy                   360,400              0.0283
5/25/05                  Buy                    50,816              0.025
5/26/05                  Buy                   150,150              0.021
5/31/05                  Buy                    20,000              0.2
6/1/05                   Buy                    91,500              0.0214
6/6/05                   Buy                    25,000              0.025
6/8/05                   Buy                    31,500              0.021
6/10/05                  Buy                    40,200              0.021
7/12/05                  Buy                   114,000              0.0189
7/14/05                  Buy                   128,000              0.021


         d. N/A
         e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                      NONE

ITEM 7. Material to be filed as Exhibits


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                                                               Page 6 of 6 Pages
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 19, 2005                             SOUTHSHORE CAPITAL FUND LTD.
-------------------
[Date]                                    By: Navigator Management Ltd.-Director


                                          By: /s/ David Sims
                                              ----------------------------------
                                          Title: Director
                                                --------------------------------

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.